

10026730

3/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 66921

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___

              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TVA Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Theory, Suite 200

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Irvine	CA	92617
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elliot B. Reiff   949-679-2105

                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Haight & Monaghan LLP

(Name – if individual, state last, first, middle name)

2603 Main Street Suite 600	Irvine	CA	92614
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

3/19

OATH OR AFFIRMATION

I, _____Elliot B. Reiff_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____TVA Capital, LLC_____ , as
of _____February 18_____, 20_10_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Partner
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California

County of ORANGE

Subscribed and sworn to (or affirmed)
before me this 17TH day
of MARCH, 2010,
by ELLIOT B. REIFF,
proved to me on the basis of satisfactory
evidence to be the person(s) who appeared
before me.

DONNA L. HOKANSON
COMM. #1650851
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires March 23, 2010

Signature Donna L Hokanson

ANNUAL AUDITED REPORT
OATH OR AFFIRMATION



ALLEN, HAIGHT & MONAGHAN LLP
Certified Public Accountants



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Members
TVA Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedule of TVA Capital, LLC (the Company) for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

    (1) Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

    (2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

    (3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

Donald L. Allen • R. Lee Haight • Thomas F. Monaghan • Jay W. Donovan

2603 Main Street, Suite 600 • Irvine, CA 92614 • (949) 852-9433 • FAX (949) 852-9620 • www.ahmcpas.com

statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Haight & Monaghan LLP

February 18, 2010

TVA CAPITAL, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

AND

INDEPENDENT AUDITOR'S REPORT



ALLEN,
HAIGHT &
MONAGHAN LLP
Certified Public Accountants

TVA CAPITAL, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

INDEX



ALLEN,
HAIGHT &
MONAGHAN LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Members
TVA Capital, LLC

We have audited the accompanying statement of financial condition of TVA Capital, LLC as of December 31, 2009, and the related statements of operations, changes in members' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVA Capital, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Haight & Monaghan LLP

February 18, 2010

Donald L. Allen • R. Lee Haight • Thomas F. Monaghan • Jay W. Donovan

2603 Main Street, Suite 600 • Irvine, CA 92614 • (949) 852-9433 • FAX (949) 852-9620 • www.ahmcpas.com

TVA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Current assets:		
Cash	$	16,573
Prepaid expenses		209
Total assets	$	16,782

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:		
Accounts payable	$	2,400
Accrued income taxes		1,700
Deferred revenue		5,000
Subordinated note and accrued interest payable (Notes 4 and 5)		5,183
Total current liabilities		14,283
Members' capital (Note 5)		2,499
Total liabilities and members' capital	$	16,782

The accompanying notes are an integral part of these financial statements.

TVA CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2009

Revenues:		
Advisory fees (Note 2)	$	262,817
Operating expenses:		
Regulatory fees		22,224
Professional fees		57,577
General and administrative (Note 2)		191,757
Total operating expenses		271,558
(Loss) from operations		(8,741)
Interest expense (Note 4)		700
(Loss) before provision for income taxes		(9,441)
Provision for income taxes		1,700
Net (loss)	$	(11,141)

The accompanying notes are an integral part of these financial statements.

TVA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2009

Balance at December 31, 2008	$	3,627
Contributions of subordinated notes payable and accrued interest to members' capital (Note 4)		10,013
Net (loss)		(11,141)
Balance at December 31, 2009	$	2,499

The accompanying notes are an integral part of these financial statements.

- 4 -

TVA CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS
OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2009

Subordinated borrowings at December 31, 2008	$	14,496
Increases:		
Interest payable on subordinated notes		700
Decreases:		
Contributions of subordinated notes payable and accrued inerest to members' capital (Note 4)		(10,013)
Subordinated borrowings at December 31, 2009	$	5,183

The accompanying notes are an integral part of these financial statements.

- 5 -

TVA CAPITAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net (loss)	$	(11,141)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		
Interest on subordinated notes payable		700
Decrease in:		
Prepaid expenses		2,015
Increase (decrease) in:		
Accounts payable		(2,475)
Deferred revenue		5,000
Accrued income taxes		900
Net cash (used in) operating activities		(5,001)
Net (decrease) in cash		(5,001)
Cash at December 31, 2008		21,574
Cash at December 31, 2009	$	16,573

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	800

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

During the year ended December 31, 2009, notes payable of $7,000 and accrued interest payable of $3,013, totaling $10,013, were contributed to members' capital by two members.

The accompanying notes are an integral part of these financial statements.

- 6 -

TVA CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

TVA Capital, LLC (the "Company"), a California Limited Liability Company, is a registered broker-dealer under the Securities and Exchange Act of 1934 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company acts as an agent in the offering of private debt and equity placements for early stage companies seeking growth capital. Private placements would be offered to United States or foreign institutions and accredited investors, as defined under Regulation D of the Securities and Exchange Commission ("SEC"). The Company also provides fee-based consulting and mentoring services, introductions to resource providers or to sources of non-equity, non-debt capital on a commission basis. The Company operates from offices in Irvine, California occupied on a month-to-month basis.

The Company does not provide investment advisory services and is not registered as an investment advisor. The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities, and is therefore exempt from provisions of Rule 15c3-3 of the Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying value of cash approximates fair value. The Company uses a generally accepted framework for measuring fair value that prioritizes the inputs to valuation techniques used to measure the fair value of any other financial instruments. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs (see Note 3).

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company did not have any cash equivalents at December 31, 2009.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations

The Company maintains substantially all of its cash with a financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). Cash in bank balances did not exceed the FDIC limit at December 31, 2009.

Revenue Recognition

The Company receives advisory fees in accordance with terms outlined in agreements between the Company and its clients. The Company recognizes these fees as revenue as the services are provided. The agreements require substantial delivery of services to the client in the first sixty days of the term; accordingly, a significant portion of retainer fees received are recognized as income during that period. The remaining fees are recognized as income ratably in the remaining period of the agreement on a straight-line basis. Deferred revenue represents retainer fees received but attributable to the unexpired portion of the representative agreements.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. No provision has been made for federal income taxes in the accompanying financial statements since such taxes are the responsibility of the Company's respective members. The Company is obligated to pay a minimum state tax of $800 plus a fee based on net revenue.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company received consulting fees of $153,000 during the year ended December 31, 2009 from Sharps Funding, LLC ("Sharps"), a financing facility owned partially by two of the members of the Company. Sharps was established to provide investors with a return of capital secured by life settlement policies and the potential to earn a high rate of return with higher risk investments. The Company will act as the FINRA registered broker-dealer of record in the sale of interests in each of Sharps' structures. The Company will also act as the broker of record for asset purchases by each investment vehicle.

TVA CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

NOTE 2 – RELATED PARTY TRANSACTIONS (Continued)

The Company paid $8,650 of consulting fees during the year ended December 31, 2009 to The Venture Alliance, a rating service for private equity investments owned by two members of the Company. The Company reimbursed $14,533 to two members of the Company for marketing and compliance expenses during the year ended December 31, 2009.

NOTE 3 – FAIR VALUE MEASUREMENTS

The company adopted fair value accounting guidance for financial assets and liabilities. The guidance defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. It also establishes a fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

The company's cash is considered a Level 1 asset.

NOTE 4 – SUBORDINATED NOTES PAYABLE

The Company had a note payable to a member totaling $3,500 as of December 31, 2009. This note bears interest at 10% per annum and matures on April 30, 2010. The proceeds received from this note were used for working capital purposes. Subordinated interest payable on this promissory note as of December 31, 2009 totaled $1,683. During 2009, notes payable of $7,000 and accrued interest payable of $3,013 were contributed to members' capital by two members.

SUPPLEMENTARY INFORMATION

NOTE 4 – <u>SUBORDINATED NOTES PAYABLE (Continued)</u>

Pursuant to the note agreement, the obligation of the Company with respect to the payment of the principal and interest on the note shall be subordinated in right of payment to all claims of existing and future creditors of the Company for matters occurring prior to the maturity date of the note.

Consistent with the provisions of 17 CFR240.15c3-1, subordinated notes and interest relating to notes payable to owners may be included as regulatory net capital when such notes are approved by FINRA. In prior years, FINRA approved subordinated notes totaling $10,500 (see Note 5). Management believes that the remaining subordinated debt and accrued interest will be contributed to members' capital in 2010.

At the option of the Company, payment of all or any part of the note payable prior to the maturity date may be made by the Company only upon receipt of a prior written approval of FINRA, but in no event may any prepayment be made within one year.

NOTE 5 – <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both of which are defined, should not exceed 15 to 1. In the computation of the net capital requirements, FINRA's approved subordinated loans and interest on these loans can be used as additional capital (see Note 4).

The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and net capital requirements of $7,473 and $5,000, respectively. In addition, at December 31, 2009, the Company's net capital ratio was 1.22 to 1.

NOTE 6 - <u>PROVISION FOR INCOME TAXES</u>

The provision for income taxes consists of minimum state franchise taxes and fees in the amount of $1,700 for the year ended December 31, 2009.

Management of the Company believes that the adoption of the guidance for uncertainty in income taxes is not applicable since the Company is not a tax paying entity.

NOTE 7 - <u>SUBSEQUENT EVENTS</u>

Subsequent events were evaluated through February 18, 2010, which is the date the financial statements were available to be issued.

TVA CAPITAL, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL UNDER RULE 15c3-1

YEAR ENDED DECEMBER 31, 2009

Aggregate indebtedness:

Accounts payable	$	2,400
Accrued income taxes		1,700
Deferred revenue		5,000
	$	9,100

Net capital:

Members' capital	$	2,499
Additions:		
Approved subordinated note and interest payable		5,183
Deductions:		
Prepaid expenses		(209)
Net capital		7,473
Minimum net capital requirement		
(greater of 6-2/3% of aggregate indebtedness or $5,000)		5,000
Net capital in excess of minimum requirement	$	2,473
Ratio of aggregate indebtedness to net capital		1.22

Net capital as stated above was less than the amount reported in the Company's previously submitted focus report by $7,649, which relates to an increase in deferred revenue, accrued income taxes, additional accounts payable and accrued interest.

The accompanying notes are an integral part of these financial statements.

TVA CAPITAL, LLC

OTHER COMPLIANCE MATTERS

YEAR ENDED DECEMBER 31, 2009

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3

   Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable as provided for in section (k)(2)(i) of Rule 15c3-3. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2009 and reconciliation to that calculation is not included herein.

2. Information Relating to Possession and Control Requirements under Rule 15c3-3

   The Company is exempt from Rule 15c3-3 under the exemptive provision of section (k)(2)(i) and accordingly, has no possession or control requirements.

The accompanying notes are an integral part of these financial statements.